December 20, 2024

Zirui Wang
Chief Executive Officer
Ucommune International Ltd
Guang Hua Road, No 2 , Tower D, Floor B1
Chaoyang District , Beijing 100026
People   s Republic of China

        Re: Ucommune International Ltd
            Annual Report on Form 20-F for the Fiscal Year Ended December 31,
2023
            Filed April 25, 2024
            File No. 001-39738
Dear Zirui Wang:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Annual Report on Form 20-F Filed April 25, 2024
Introduction, page ii

1. Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as
we    or    our
       when describing activities or functions of your VIE.
2.     As you previously disclosed in your Registration Statement on Form F-3 filed
       September 7, 2022, provide prominent disclosure about the legal and operational risks
       associated with being based in or having the majority of the company   s
operations in
       China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory
 December 20, 2024
Page 2

       actions by China   s government, such as those related to the use of
variable interest
       entities and data security or anti-monopoly concerns, have or may impact the
       company   s ability to conduct its business, accept foreign investments, or list on a U.S.
       or other foreign exchange.
The VIE Structures and Associated Risks, page 1

3.     Please revise this section to provide a diagram of the company   s
corporate structure,
       identifying the person or entity that owns the equity in each depicted entity, and a description of the contractual arrangements with the VIEs and their respective shareholders, as you have done on pages 95-99.
Cash and Asset Flows through Our Organization, page 2

4. As you previously disclosed in your Registration Statement on Form F-3 filed
       September 7, 2022, provide a description of how cash is transferred through your organization and describe your cash management policies that dictate how funds are transferred between you, your subsidiaries, the consolidated VIEs or investors and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.). State whether any transfers have been made to date between the holding company, its subsidiaries, and consolidated VIEs, or to investors, and quantify the amounts where applicable. In this regard, your disclosure only speaks to dividends and distributions. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.
Our Operations in China and Permissions Required from the PRC Authorities for
Our
Operations, page 10

5. Revise this section to provide comparable disclosure to the discussion of permissions required to operate your business and offer securities to investors that appears in your Registration Statement on Form F-3 filed September 7, 2022.
Summary of Risk Factors, page 12

6. In your summary of risk factors, disclose the risks that your corporate structure and
       being based in or having the majority of the company   s operations in
China poses to
       investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the filing.
       For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the
       Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
 December 20, 2024
Page 3

Risks Relating to Doing Business in China, page 37

7. We note the changes you made, among others, to your discussion of the legal and operational risks associated with doing business in China from your Registration
       Statement on Form F-1 filed January 27, 2022. It is unclear to us that there have been changes in the regulatory environment in the PRC since the review of your Form F-1 warranting revised disclosure to mitigate the challenges you face concerning the impact of the PRC government and related disclosures. The Sample Letters to China-
       Based Companies sought specific disclosure relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. Please restore your disclosures here and in all other places where you discuss the legal risks of operating in China to the disclosures as they existed in the registration statement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Scott Anderegg at 202-551-3342 or Taylor Beech at 202-551-4515
with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services